SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2004

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release dated February 3, 2004
SIGNATURES

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

•	Press Release dated February 3, 2004.

Press Release

IMPACT ON ENEL OF THE NEW TARIFF MECHANISM

Rome, February 3, 2004 — Enel expects the new tariff mechanism for the transportation, distribution, metering and sale of electricity for the period 2004-2007, as defined by the sector’s Authority, will have the following principle effects.

On the basis of initial prudent estimates, the impact on tariff revenues for 2004 is an estimated fall of about 4.3% for the activities of Enel Distribuzione (from over 4.9 billion euro in 2003 to over 4.7 billion euro in 2004). For Terna, revenues should remain unchanged at about 780 million euro.

On the basis of the above mentioned tariff levels and sector values provided by the Authority, it is possible to estimate a value of Enel’s Regulated Asset Base (RAB) of :

•	about 4.9 billion euro for Terna;

•	about 20 billion euro for Enel Distribuzione.

At the Ebitda level, the effect of reduced regulated revenues for the activities of distribution, metering and sales will be offset by ongoing cost containment and increased efficiency in all of Enel’s activities.

For a more detailed analysis of the effects of the new tariff mechanism, there will be a conference-call for the financial community with Enel’s Chief Financial Officer Fulvio Conti today at 6.00 pm. Journalists wishing to listen to the conference-call can obtain the telephone number from the press office.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

	By:	/s/ Avv. Claudio Sartorelli

Name: Avv. Claudio Sartorelli
Title: Secretary of Enel Società per Azioni
Dated: February 3, 2004